Exhibit 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

ASX

Release

12 MARCH 2020

JOHNSON WINTER & SLATTERY CLASS ACTION

Westpac today confirmed that it has been served with a class action by Johnson Winter & Slattery on behalf of certain shareholders who acquired an interest in Westpac securities or equity swap confirmations between 16 December 2013 and 19 November 2019 (inclusive). The claim relates to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the AUSTRAC proceedings and covers similar subject matter to the claim filed by Phi Finney McDonald which was announced in December 2019. The claim does not identify the amount of any damages sought.

Westpac will be defending the claim.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	+61 2 8253 4008

This document has been authorised for release by Timothy Hartin, Group Company Secretary.